

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 30, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Barry C. Kaye
Coates International, LTD.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

>   **Re: Coates International, LTD**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **File No. 000-33155**

Dear Mr. Kaye:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

General

1.   Please revise your cover page to indicate the correct file number of 000-33155.

Item 1. Description of Business

Material Agreements

License Agreement – Coates Trust, page 5

2.   Please clarify to us and in future filings your disclosure on page 5 regarding the
        Coates Trust. Specifically, it is unclear how you could be out of compliance with
        the working capital funding requirements on October 23, 2006, a date after such
        agreement was terminated (April 6, 2006).

Item 6. Management's Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources, page 15

3.   Please revise your disclosure, as applicable, to clearly explain that the audit
        opinion received from your independent public accountants expresses substantial
        doubt about your ability to continue as a going concern.

Contractual Obligations and Commitments, page 16

4.   We note from your balance sheet presentation that you have approximately $3.9
        million in long term finance obligations and $92,000 in demand notes due to
        related party that do not appear to be represented in your table of contractual
        obligations. Please revise your table to disclose these obligations and any related
        interest obligations as well. Where interest rates are variable or unknown,
        estimate such payments to the extent practicable and include footnote explanation
        detailing your methodology in such calculation. See Section IV.A of FR-72 for
        guidance.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Deferred Licensing Costs, page F-10

5.   You state that you changed your accounting policy for costs incurred in connection with registering new patent protection of patent technology under the CSRV licensing agreement. You capitalize certain legal fees for registration and successful patent defense as well as the costs of models and drawings required for registration. A change of this type requires the filing of a letter from your independent accountant that the change is to an alternative principle which in his judgment is preferable under the circumstances as indicated in Item 601 of Regulation S-B, Exhibit 18. Please tell us how and when this letter was filed. In this regard, although we understand that legal fees incurred in successful defense of a patent may, in practice, be capitalized in certain circumstances, we do not believe that capitalization of such costs is the more desirable accounting method. It appears to us that charging such costs to expense as incurred is the preferable method, particularly under these circumstances. Please revise or advise, in detail in your response letter. We may have further comments upon review of your response.

Note 17 – Related Party Transactions, page F-20

6.   We note that the beneficiaries of the Coates Trust beneficially own a combined 83% of your outstanding common stock. Please explain to us and revise your disclosure to indicate how you have considered interest on the $92,000 loan from the Coates Trust. Your response should include whether and how you have accrued interest, and how such policy aligns with the principles of SAB Topic 5T.

7.   As a related matter, we note that the third beneficiary of the Coates trust is Bernadette Coates, George Coates' wife.   We also note from your disclosure that she has made several loans to you to provide working capital. Please tell us whether and how you have calculated interest on these amounts, and if not, why you believe no calculation is necessary when considering the tenets of SAB 5T.

Note 19 – Subsequent Events

Sale of Common Stock

Issuance of Convertible Subordinated Notes, page F-22

8.   Please explain to us in your response letter how you have considered and recorded the beneficial conversion associated with the issuance of the $120,000 of notes convertible at no greater than $0.45 per share. Refer to the guidance in EITF 98-5.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other concerns

Sincerely,

David R. Humphrey
Branch Chief